November 8, 2013

Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn:   Jeffrey P. Riedler
Johnny Gharib
Daniel Greenspan

Re: Medistem~~,~~ Inc.
Amendment No. 1 to Registration Statement on Form 10-12G Filed October 18, 2013
File No. 000-54999

Gentlemen:

We have received and reviewed, and we thank you for, the Staff’s comment letter dated November 4, 2013.  Our responses are set forth below.  In each case, we precede our response by repeating the Staff’s letter’s comment.  Our responses are numbered to correspond with the numbering of the comments in the Staff’s letter.

Please consider our responses in conjunction with your review of our Form 10-12G/A amendment no. 2 (the “Amendment”), which we are filing simultaneously.

General

1.
STAFF’S COMMENT:  We note your announcement on July 18, 2013 that you entered into an agreement granting Cytori Therapeutics, Inc. a license and exclusive rights to use your U.S. patent no. 8,241,621, “Stem Cell Mediated Treg Activation” in the U.S. Under the appropriate section in your filing, please describe the material terms of the agreement with Cytori Therapeutics, Inc., including the nature and scope of the intellectual property transferred, the parties’ rights and obligations, duration of the agreement, termination provisions, up-front payments, aggregate amounts received to date under the agreement, aggregate potential milestones payments to be received in the future and royalty rates. Also, please file the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

REGISTRANT’S RESPONSE:  We have included this disclosure on page 16 of the Amendment and have filed the agreement as Exhibit 10.17 in the Amendment.

Type 1 Diabetes Program, page 7

2.	STAFF’S COMMENT: We note your expanded disclosure in response to our prior comment 12. Please revise your disclosure to provide the duration of the license agreement with Yale University.

REGISTRANT’S RESPONSE:  We have included this disclosure on page 13 the Amendment.

Item 1A. Risk Factors
Risks Related to our Business
Inadequate internal controls and accounting practice could lead to errors . . . page 11

3.
STAFF’S COMMENT:  We note your response to our prior comment 14 disclosing the material weaknesses that were identified and recent remedial measures you implemented in order to address the weaknesses. Please expand your disclosure to describe any effect that these weaknesses had on your financial statements.

REGISTRANT’S RESPONSE:  We have included on page 27 of the Amendment, a disclosure that we believe the weaknesses have no effect on our financial statements.

Item 5. Director and Executive Officers
Executive Officers, page 27

4.	STAFF’S COMMENT: We note your response to our prior comment 19. Please revise your Form 10 to clarify that Donald Dickerson effectively functions as your Chief Accounting Officer/Controller.

REGISTRANT’S RESPONSE: We have included this disclosure on page 45 of the the Amendment.

Item 7. Certain Relationships and Related Transactions, page 32

5.
STAFF’S COMMENT:  Please specify the nature and extent of the ownership interests in Unicell Bio International that were contributed to the company on September 18, 2013, the identity of the parties who contributed the interests, any consideration received and the percentage ownership in Unicell now held by the company. Please also specify the nature and extent of Unicell’s ownership interest in ERCell. Finally, please file as exhibits any transaction documents governing and/or memorializing the September 18 contribution.

REGISTRANT’S RESPONSE:  We disclose that we now directly own 100% of Unicell and indirectly own 82% of ERCell. The form of transaction document (the for of Sale of LLC Interest Agreement) has previously been filed as Exhibit 10.16, and in the Amendment we have added disclosure on page 59 to identify that this form was used for the five actual contracts.

The Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or if we can be assistance in your review, please contact me or our counsel, who is Hayden Trubitt of Stradling Yocca Carlson & Rauth (htrubitt@sycr.com; (858) 926-3006).

Sincerely,

/s/ Alan J. Lewis

Alan J. Lewis
Chief Executive Officer

cc:       John Salvador, Esq., Chief Operations Officer, Medistem Inc.
Hayden Trubitt, Esq.